LEONARD, O’BRIEN
SPENCER, GALE & SAYRE

Thomas W. Newcome**
Brian F. Leonard+
Eldon J. Spencer, Jr. +
Michael R. O’Brien‡
Edward W. Gale
Grover C. Sayre, III+”
Thomas W. Newcome III*
Michelle McQuarrie Colton
Joseph J. Deuhs, Jr.
Thomas C. Atmore +
Ernest F. Peake
Matthew R. Burton
James M. Jorissen+
Attorneys at Law
A Professional Association

100 South Fifth Street
Suite 2500
Minneapolis, Minnesota 55402-1234
Telephone (612) 332-1030
Fax (612) 332-2740
Internet: www.losgs.com
August 7, 2006
Peter J. Sajevic, IIIR
Todd A. Taylor‡
Chad A. KelschÄ †
Kerry A. Trapp
Molly M. Gill
Of Counsel
George B. Ingebrand, Jr.
Scott S. Payzant
Randall L. Seaver
+ Also admitted in Wisconsin
R Also admitted in Arizona
“Also admitted in Iowa
Ä Also admitted in North Dakota
† Also admitted in Missouri
‡ Qualified Neutral (Rule 114)
* Certified Real Property
          Law Specialist
     (Minnesota State Bar Association)

Barbara C. Jacobs,
Assistant Director
United States
     Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Agassiz Energy, LLC
Registration Statement on Form SB-2/A-3
Filed July 3, 2006
Registration No. 333-133024
Dear Ms. Jacobs:
This letter responds to the comments of your letter dated July 21, 2006 relating to Agassiz Energy, LLC (the “Company”). We are responding to your letter on behalf of the Company as its counsel.
The enclosed clean and marked-to-show-changes copies of Amendment No. 4 to the Company’s Registration Statement on Form SB-2, Reg. No. 333-133024 (the “Registration Statement”) contain revisions that are directly in response to your comments. We have reproduced below in italic font each of your comments set forth in your letter of July 21, 2006, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of July 21, 2006. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.
Form SB-2/A
General
1.	We note your revision indicating that the minimum purchase requirement and additional increments amount is subject to waiver. Please tell us supplementally under what

Barbara C. Jacobs
Assistant Director
August 7, 2006

circumstances the minimum purchase requirement may be waived, and how investors will be informed if you have exercised such waiver or if they are eligible for such waiver.

The circumstances where the minimum investment amount might be waived primarily relate to the Company being unable to attract enough $20,000 investors to meet the minimum offering amount. In this event, the Company may waive the $20,000 minimum so that more investors are able to participate.

Investors will be informed in writing by the Company in the event the Company waives the minimum investment amount with respect to such investor.

The Company has added a discussion about this to page 75 of the prospectus.
Cover Page of Prospectus
2.	We note your response to comment 8 of our letter dated May 2, 2006 and reissue that comment. Please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year from the effective date of this registration statement. Your current disclosure only states that the offering will terminate after 12 months, and only that you will promptly return funds if you “abandon” the project.

We have revised the prospectus accordingly. In addition, please note that the Minnesota Department of Commerce is requiring the Company to obtain an executed construction contract and obtain confirmation from the MPCA on the completion of environmental review in the form of a Negative Declaration on the need for an Environmental Impact Statement prior to release of funds before release of funds from Escrow. In the event of a Positive Declaration on the need for an EIS, environmental review would be deemed complete upon issuance of a final EIS. These additional conditions have also been added to the prospectus.

3.	We note your response to comment 9 of our letter dated May 2, 2006. There appear to be revisions in your “Risk Factors” section but we are unable to locate any revisions to this section pursuant to our comment. Please advise why you have not revised the prospectus front cover to disclose that except for Minnesota, South Dakota and North Dakota, you have not made any determinations as to the “certain states” in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Minnesota, South Dakota and North Dakota without diligence on the part of the investor.

We have revised the prospectus front cover accordingly.
Prospectus Summary
Escrow Procedures, page 5
4.	We note your response to comments 14, 15, 16 and 60 of our letter dated May 2, 2006 and reiterate our guidance with regards to comment 16.

The Company has identified Bremer Bank, N.A. to serve as Escrow Agent, but has not executed the final Escrow Agreement pending approval of the Escrow Agreement form by the

Barbara C. Jacobs
Assistant Director
August 7, 2006

Minnesota Department of Commerce. Once approved, the agreement will be executed and filed with the SEC.
Risk Factors
5.	We note your response to comments 46 of our letter dated May 2, 2006. Please revise to include risk factor disclosure that addresses the fact (as disclosed on page 60) that the Bio Renewable Group has “not yet completed an ethanol plant project as a team.”

The prospectus has been revised on page 13 to discuss this risk.
Risks Related to Agassiz Energy, LLC as a Development-Stage Company
We may not be able to borrow at the prime rate..., page 12
6.	We note your revisions pursuant to comment 24 of our letter dated May 2, 2006. Please revise to disclose if there is a threshold rate of interest that would make debt financing not feasible. Consider disclosing in greater detail, based on preliminary diligence, any concerns you have encountered in receiving a prime or close to prime rate of interest.

The Company believes that it will obtain debt financing at close to prime rate of interest, based on its discussions with lending sources and other ethanol plants. The Company is not aware of any issues about its project or financing that would give rise to concerns in this area.

As a result, it is unlikely that the Company would receive a rate of interest that would make debt funding not feasible. While a high rate of interest, 12% for example, would make debt funding not feasible, the Company strongly believes that it is very unlikely that such a rate would be offered.

As a result, the Company has not revised its risk factors as any such revisions would not tend to provide investors with a realistic assessment of the risks faced by the Company.
Risks Related to Ethanol Production
Changes in the prices of corn, ethanol..., page 14
7.	We note your revisions pursuant to comment 11 of our letter dated May 2, 2006. Please advise if the price of gasoline (as an additive) may impact your financial performance.

The price of gasoline to be paid by the Company related to the production of denatured ethanol is a component of the chemical costs incurred to produce a gallon of ethanol. Current estimated chemical costs per gallon of denatured ethanol are $0.05, with gasoline contributing approximately $0.02 per gallon. While price fluxuations in the gasoline used as a component of ethanol would impact the costs associated with producing denatured ethanol, they would not have a material impact on the Company’s financial performance, because the amount of gasoline used is minor in the production process (two gallons of gasoline per 50 gallons of ethanol) and the price of the ethanol sold reflects the cost of the production process. Therefore, even if the price of gasoline increased

Barbara C. Jacobs
Assistant Director
August 7, 2006

significantly, the price of ethanol would reflect this increase in component prices and would tend to offset any price increase in gasoline.

The Company does not believe that the price of gasoline as it relates to ethanol production is material to its business or financial condition.
We will depend on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability, page 15
8.	We note your response to comment 19 of our letter dated May 2, 2006. This risk factor contains a general discussion of issues related to sales and the possible requirements of hiring a third party. However, this risk factor does not discuss the disadvantages of engaging a third party firm as opposed to creating an in-house staff.

The risk factor on page 15-16 has been revised to discuss the disadvantages of engaging a third party marketing firm.
Increased environmental regulations related to coal-fired plants will increase our costs, page 18
9.	We note your disclosure on page 58 that Polk Country, Minnesota will accept your coal fly ash for a tip fee of $45.00 per ton. If material, please disclose the estimated aggregate cost per year to dispose of your coal fly ash.

We have added this disclosure on page 59.
Risks Related to the Units
Investors in this offering will experience immediate and substantial dilution..., page 19
10.	We note your revisions pursuant to comment 18 of our letter dated May 2, 2006. The addition of one sentence does not appear to properly address a discussion of the risks associated with issuing future warrants and the dilutive effects of hiring additional employees.

We have added additional disclosure on page 20.
Selected Financial Data, page 26
11.	We note that the “other income” line item for the period from inception to December 31, 2005 does not appear to reconcile to the Statement of Operations on page F-3. Please review and revise as necessary.

The selected financial information in the pre-effective amendment number 3 included a typographical error. The other income amount you referenced has been corrected to reconcile to the Statement of Operations included on page F-3.
Estimated Use of Proceeds, page 34
12.	We note your response to comment 38 of our letter dated May 2, 2006. Please revise your chart to discuss what general expenses are encompassed in “Miscellaneous Fees.”

Barbara C. Jacobs
Assistant Director
August 7, 2006

The Company has removed the “Miscellaneous Fees” and added the costs to “Advertising” to more accurately reflect the uses of those funds.
Description of Business
Transportation and delivery, page 56
13.	We note your response to comment 45 of our letter dated May 2, 2006. It appears from your disclosure that you have engaged R&R, but your supplemental response appears to indicate that the Bio-Renewable Group selected R&R as a subcontractor. Please revise to clarify your disclosure.

The Company has executed an agreement with R&R to provide the railroad design services. Bio-Renewable Group had discussed a relationship with R&R related to those services, but the Company has elected to retain R&R. As a result, the Company has revised its disclosure to indicate only that R&R has been engaged to provide such services.
Governors, Executive Officers, Promoters and Control Persons, page 67
14.	We note your response to comment 57 of our letter dated May 2, 2006. Please revise to briefly discuss, here or in another applicable section, what are Mr. Stone’s primary responsibilities in “coordinating this offering.” Further, please advise what was intended by the statement in your response that Mr. Stone will not be directly engaged in selling securities, for example, consider discussing his indirect role in selling securities.

We have revised the disclosure on page 68 accordingly.

Mr. Stone, as Vice President of Finance, will be responsible for managing the offering process, but will not be working one on one with potential investors to complete any sale of securities. Managing the offering includes coordinating investor meetings, mailings and presentations and assisting the governors with preparing investor presentation materials and any advertising materials that might be used.

The Company is aware of the rules and regulations related to using materials other than the prospectus and intends to comply fully.
Executive Compensation, page 72
15.	We note your response to comment 53. Please provide an analysis of why Mr. Sargeant’s compensation structure as a “consultant” would not require compensation to be presented in tabular format.

A compensation table has been inserted in page 73 related to Mr. Sargeant.

Barbara C. Jacobs
Assistant Director
August 7, 2006

Plan of Distribution
Suitability of investors, page 75
16.	We note your response to comment 58 of our letter dated May 2, 2006. Please disclose the basis for the suitability standards as discussed in your supplemental response. Please also advise why you have not revised to discuss any additional representations from Exhibit 4.2, (specifically Section 6).

The Company has disclosed the basis for the suitability standards on page 76. These standards were imposed by the Minnesota Department of Commerce under its merit review authority and are based on the 1993 NASAA Omnibus Guidelines.

The Section 6 representations from Exhibit 4.2 have been added to page 76. In addition, the Minnesota Department of Commerce has required the Company to disclose additional suitability standards based on the NASAA Omnibus Guidelines.
Summary of our Member Control Agreement and Operating Agreement
Members’ Meetings and Other Members’ Rights, page 83
17.	We note your response to comments 67, 68 and 70 of our letter dated May 2, 2006. Your marked copy does appear to indicated you have revised to discuss:
•	the mandated frequency of your “regular meeting of members;”
•	section 3.3 of the member control agreement;
•	the quorum requirements for voting;
•	situations where “vote of a greater or lesser proportion or number otherwise required...;” and
•	the unit transfer restriction under your member control agreement.
Please advise where you have made requisite changes or revise your registration statement accordingly.
Discussions of each bullet point has been added as indicated below:
•	the mandated frequency of your “regular meeting of members;” Page 87.
•	section 3.3 of the member control agreement; Page 84-85.
•	the quorum requirements for voting; Page 81.
•	situations where “vote of a greater or lesser proportion or number otherwise required...;” and Page 81.

Barbara C. Jacobs
Assistant Director
August 7, 2006

•	the unit transfer restriction under your member control agreement. Page 86.
Exhibits
18.	Please file the license, technology and service agreements with Vogelbusch U.S.A. that you entered into in May 2006.

The Company has requested Confidential Treatment with respect to portions of these agreements and has filed both the clean and redacted copies accordingly. A redacted copy has been filed as an exhibit to the SB-2 filed herewith.
If you have any further questions, please do not hesitate to contact me.

Very truly yours, LEONARD, O’BRIEN SPENCER, GALE & SAYRE, LTD. By Todd A. Taylor Email: ttaylor@losgs.com

Enclosures
cc:     Mr. Donald Sargeant (w/o enclosures)